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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 8

                    Under the Securities Exchange Act of 1934


                        NETCRUISE.COM (formerly known as
                       GENISYS RESERVATION SYSTEMS, INC.)
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE .0001 PER SHARE
                         (Title of Class of Securities)



                                    64110S101
                                 (CUSIP Number)


                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                                   61 Broadway
                               New York, NY 10006
                                 (212) 483-7047
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  March 7, 2000
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box []. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 64110S101


1.     NAME OF REPORTING PERSON:

       Thomas L. Kempner and William A. Perlmuth, Ttes. u/w C.M. Loeb f/b/o Thomas L. Kempner

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         251,536 shares

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         251,536 shares

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         251,536 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.2%

14.     TYPE OF REPORTING PERSON:
         OO



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CUSIP No.: 64110S101

1.     NAME OF REPORTING PERSON:

         Warren D. Bagatelle

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ X]
                                                          (b)  [  ]
3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         113,940 shares

8.     SHARED VOTING POWER:

          10,318 shares

9.     SOLE DISPOSITIVE POWER:

         113,940 shares

10.   SHARED DISPOSITIVE POWER:

              10,318 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         124,258 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.6%

14.     TYPE OF REPORTING PERSON:
         IN

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CUSIP No.: 64110S101

1.     NAME OF REPORTING PERSON:

         HSB Capital

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ X]
                                                          (b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         10,318 shares

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         10,318 shares

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         10,318 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.05%

14.     TYPE OF REPORTING PERSON:
         PN

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CUSIP No.: 64110S101



1.     NAME OF REPORTING PERSON:

         Loeb Partners Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ X]
                                                          (b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         33,174 shares

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         33,174 shares

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         33,174 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.16%

14.     TYPE OF REPORTING PERSON:
         CO  BD
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CUSIP No.: 64110S101

1.     NAME OF REPORTING PERSON:

         Loeb Holding Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ X]
                                                          (b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         51,545 shares

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         51,545 shares

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         51,545 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.24%

14.     TYPE OF REPORTING PERSON:
         CO


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This Amendment No. 8 reflects dispositions and the results thereof.

Item 1.           Security and Issuer.

This statement refers to the Common Stock of Netcruise.com, 2401 Morris Avenue, Union, New Jersey, 07083. Lawrence Burk is its President.


Item 2.           Identity and Background.

(a) The names of the persons filing this statement are: Thomas L. Kempner, William A. Perlmuth, Ttes. U/W Carl M. Loeb F/B/O Thomas L. Kempner, Warren D. Bagatelle, HSB Capital, Loeb Partners Corporation, Loeb Holding Corporation.

(b)The business address of the persons filing this statement is 61 Broadway, New York, New York 10006.

(c) Thomas L. Kempner is Chief Executive  Officer of Loeb
Partners Corporation, a registered broker/dealer and Chief Executive Officer of its parent, Loeb Holding Corporation. Loeb Partners Corporation is a wholly owned subsidiary of Loeb Holding Corporation. William A. Perlmuth is of counsel to Stroock & Stroock & Lavan, 180 Maiden Lane, New York, N.Y., 10038, a law firm. Warren D. Bagatelle is a Managing Director of Loeb Partners Corporation. He is a partner of HSB Capital. In December, 1999 he ceased being a director or officer of the Issuer. Charles E. Roden is a partner of HSB Capital. He is a Managing Director of Josephthal, Lyon & Ross. Loeb Partners Corporation is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President, a Director and its Chief Executive Officer. Norman N. Mintz is a Vice President and a Director of Loeb Partners Corporation. Messrs. Kempner, Mintz, Robert Krones and Edward E. Matthews are Directors of Loeb Holding Corporation.

(d) and (e) None of the individuals named have, within the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the  individuals  named are United States  citizens.  Loeb
Partners Corporation is a Delaware corporation. Loeb Holding Corporation is a Maryland corporation.

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Item 3.           Source and Amount of Funds.

                  No change.

Item 4.           Purpose of Transaction.

                  No change.

Item 5.           Interest in Securities of the Issuer.

(a) As of March 8, 2000, after reflecting the matters reported in Item 5(c), shares of Common Stock of the Issuer were beneficially owned as follows:

                                            Shares of
                                            Common Stock

Trust F/B/O Thomas L. Kempner                 251,536

Warren D. Bagatelle                           113,940

HSB Capital                                    10,318

Loeb Partners Corporation                      33,174

Loeb Holding Corporation                       51,545
                                              460,513

The Company advised the reporting persons that as of March 6, 2000 it had 21,161,384 shares of Common Stock outstanding. The persons named in answer to this Item, owned an aggregate of 460,513 shares of Common Stock, constituting approximately 2.2% of the outstanding shares of Common Stock.

                  (b)      See the answer to Item 2 hereof.

(c) Shares of Common Stock of the Company were sold on February 11, 2000 pursuant to Rule 144 at $2 per share as follows:

                                         Shares Sold

Trust F/B/O Thomas L. Kempner               70,000

Warren D. Bagatelle                         30,000

As of March 7, 2000 all convertible securities theretofore owned by the reporting persons were either (i) converted into Common Stock (300,706 shares in the aggregate for all reporting persons), or (ii) retired by cash payment at par. At that time 179,272 Shares of Common Stock, in the aggregate, were sold privately by the reporting persons to a non-affiliated person, Joseph Perri, for $44,800

                  (d)      Not applicable.

                  (e)      March 7, 2000

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Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to
        Securities of the Issuer.

                  No change.

Item 7.  Material Filed as Exhibits.

                  No change.




Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 27, 2000

                            Thomas L. Kempner and William A. Perlmuth, Ttes. U/W C.M. Loeb F/B/O Thomas L. Kempner


                        By:_____________________________
                           Thomas L. Kempner, Trustee



                        By:_____________________________
                               Warren D. Bagatelle


                            HSB Capital


                        By:_____________________________
                          Warren D. Bagatelle, Partner


                            Loeb Partners Corporation


                        By:_____________________________
                            Thomas L. Kempner,
                             Chief Executive Officer

                            Loeb Holding Corporation


                        By:_____________________________
                            Thomas L. Kempner
                             Chief Executive Officer